Exhibit 99.2

VINCI partners

Fourth Quarter & Full Year 2023 Earnings Release

February 07th, 2024

ir.vincipartners.com

Vinci Partners Reports Fourth Quarter & Full Year 2023 Results

Alessandro Horta, Chief Executive Officer, stated, "Vinci delivered strong results, with FRE and DE increasing respectively 14 and 17% year-over-year on a per share basis. We ended the year with R$69 billion in assets under management, with more than R$4 billion in capital subscriptions in our Private Markets funds throughout the year. Momentum is great as we enter 2024, our pipeline is full of opportunities to reach our R$15 billion target fundraising, with 55% already in-house."

Dividend

Vinci Partners has declared a quarterly dividend of US$0.20 per share to record holders of common stock at the close of business on February 22, 2024. This dividend will be paid on March 07, 2024.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fourth Quarter & Full Year 2023 Highlights

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Private Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, Corporate Advisory and Retirement Services. As of December 29, 2023, the firm had R$69 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm ET on Wednesday, February 07, 2024, to announce its fourth quarter and full year 2023 results.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 4Q23 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Earnings

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY(%)	FY'22	FY'23	∆ YoY(%)
Net revenue from management fees	99,640	104,745	99,976	0%	371,501	393,367	6%
Net revenue from advisory fees	4,394	2,283	18,998	332%	21,994	39,799	81%
Total Fee Related Revenues	104,034	107,028	118,974	14%	393,495	433,166	10%
Segment personnel expenses	(6,163)	(7,483)	(7,462)	21%	(25,454)	(29,686)	17%
Other G&A expenses	(4,977)	(5,356)	(6,573)	32%	(18,383)	(20,423)	11%
Corporate center expenses	(22,592)	(24,110)	(21,499)	(5)%	(84,770)	(90,625)	7%
Bonus compensation related to management and advisory	(18,981)	(18,746)	(26,143)	38%	(73,318)	(84,000)	15%
Total Fee Related Expenses	(52,713)	(55,695)	(61,677)	17%	(201,925)	(224,733)	11%
FEE RELATED EARNINGS (FRE)[i]	51,321	51,333	57,297	12%	191,570	208,433	9%
FRE Margin (%)	49.3%	48.0%	48.2%		48.7%	48.1%
FRE per shareii (R$/share)	0.93	0.95	1.07	14%	3.46	3.85	11%
Net revenue from performance fees	7,558	2,058	6,468	(14)%	14,600	21,254	46%
Performance based compensation	(3,558)	(925)	(3,614)	2%	(6,554)	(10,640)	62%
PERFORMANCE RELATED EARNINGS (PRE)	4,000	1,133	2,854	(29)%	8,046	10,614	32%
PRE Margin (%)	52.9%	55.1%	44.1%		55.1%	49.9%
(-) Unrealized performance fees	1,683	–	1,042	(38)%	3,618	1,042	(71)%
(+) Unrealized performance compensation	(593)	–	(369)	(38)%	(1,278)	(369)	(71)%
(+) Realized GP investment income	7,462	4,699	4,451	(40)%	20,171	19,210	(5)%
SEGMENT DISTRIBUTABLE EARNINGS	63,873	57,165	65,275	2%	222,127	238,930	8%
Segment DE Margin (%)	52.9%	50.2%	49.9%		51.4%	50.3%
(+) Depreciation and amortization	1,803	1,646	1,858	3%	4,986	7,310	47%
(+) Realized financial income	10,235	12,027	22,046	115%	86,958	84,345	(3)%
(-) Leasing expenses	(2,190)	(2,394)	(2,267)	4%	(9,359)	(9,809)	5%
(-) Other financial resultsiii	(3,537)	(2,933)	(6,446)	82%	(5,718)	(18,819)	229%
(-) Non-operational expenses	–	–	(1,924)	N/A	(6,594)	(1,924)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,392)	(13,691)	(16,532)	15%	(50,077)	(55,828)	11%
DISTRIBUTABLE EARNINGS (DE)iv	55,792	51,820	62,010	11%	242,324	244,205	1%
DE Margin (%)	42.6%	41.2%	40.5%		46.7%	43.7%
DE per share (R$/share)	1.01	0.96	1.15	14%	4.37	4.51	3%
(+) Non-operational expenses[v] (including Income Tax effect)	–	–	1,631	N/A	5,425	1,631	(70)%
ADJUSTED DISTRIBUTABLE EARNINGS	55,792	51,820	63,641	14%	247,748	245,836	(1)%
Adjusted DE Margin (%)	42.6%	41.2%	41.6%		47.8%	44.0%
Adjusted DE per share (R$/share) vi	1.01	0.96	1.18	17%	4.47	4.54	2%

Total Fee-Related Revenuesvii of R$119.0 million for the quarter ended December 29, 2023, compared to R$104.0 million for the quarter ended December 30, 2022, an increase of 14% year-over year, driven by higher advisory fees charged in the 4Q’23. Management fees remained stable in the quarter, while private markets revenues grew, both liquid strategies and IP&S suffered headwinds caused by tougher macro conditions. Fee-related revenues were R$433.2 million for the full year ended December 29, 2023, up 10% when compared to the full year ended December 30, 2022. This growth was driven by higher levels of both management and advisory fees.

Fee Related Earnings (“FRE”) of R$57.3 million (R$1.07/share) for the quarter ended December 29, 2023, up 12% year-over-year on an absolute basis and 14%-year-over-year on an FRE per share basis when compared the quarter ended December 30, 2022. This growth was propelled by a strong quarter for the Corporate Advisory segment. FRE of R$208.4 million (R$3.85/share) for the full year ended December 29, 2023, up 9% when compared to the full year ended December 30, 2022, on an absolute basis and 11% on an FRE per share basis, driven by stronger management and advisory fees.

FRE Marginviii was 48.1% for the full year ended December 29, 2023, remaining flat when compared to the full year ended December 30, 2022. Although inflation in 2023 was under control, the inflationary pressure on expenses during the year reflected upon inflation levels from 2022. Our cost control proved its efficiency, maintaining margin stability.

Performance Related Earnings (“PRE”)ix of R$2.9 million for the quarter ended December 29, 2023, down 29% year-

over-year. PRE was R$10.6 million (R$0.20/share) for the full year ended December 29, 2023, an increase of 32% when compared to the full year ended December 30, 2022. Performance fees are still at a very modest level, driven by the turmoil in global and local markets over the past quarters that resulted in the volatility of our liquid funds’ performance. Global markets have already started to signal stability going forward, which can put us in a privileged position considering our R$17 billion performance-eligible AUM across IP&S and Liquid Strategies.

Segment Distributable Earningsx of R$65.3 million for the quarter ended December 29, 2023, compared to R$63.9 million for the quarter ended December 30, 2022, up 2% year-over-year. Segment Distributable Earnings were R$238.9 million for the full year ended December 29, 2023, up 8% year-over-year, when compared to the full year ended December 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Adjusted Distributable Earnings (“DE”) of R$63.6 million (R$1.18/share) for the quarter ended December 29, 2023, compared to R$55.8 million (R$1.01/share) for the quarter ended December 30, 2022, up 14% year-over-year on an absolute basis and 17% year-over-year on an Adjusted DE per share basis. This growth was driven by stronger advisory fees, alongside with additional upside from our liquid portfolio this quarter. Adjusted DE was R$245.8 million (R$4.54/share) for the full year ended December 29, 2023, down 1% when compared to the full year ended December 30, 2022, on an absolute basis and up 2% on an Adjusted DE per share basis. The growth seen across management, advisory and performance fees for the full year 2023 was offset on a DE basis by a weaker year for contributions from financial result.

Adjusted DE Marginxi was 41.6% for the quarter ended December 29, 2023, a 1.0 percentage point decrease compared to 42.6% for the quarter ended December 30, 2022. For the full year ended December 29, 2023, Adjusted DE Margin reached 44.0%, a decrease of 3.8 percentage points compared to the full year ended December 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
Net revenue from management fees	59,699	68,323	66,363	11%	207,061	250,960	21%
Net revenue from advisory fees	1,756	275	1,648	(6)%	3,057	2,471	(19)%
Total Fee Related Revenues	61,455	68,597	68,011	11%	210,118	253,431	21%
Segment personnel expenses	(3,050)	(3,685)	(3,616)	19%	(11,857)	(14,529)	23%
Other G&A expenses	(2,194)	(2,835)	(2,378)	8%	(9,909)	(9,191)	(7)%
Corporate center expenses	(12,790)	(14,867)	(13,502)	6%	(44,458)	(54,592)	23%
Bonus compensation related to management and advisory	(9,756)	(10,109)	(12,963)	33%	(34,151)	(41,001)	20%
Total Fee Related Expenses	(27,790)	(31,496)	(32,459)	17%	(100,375)	(119,312)	19%
FEE RELATED EARNINGS (FRE)	33,664	37,102	35,552	6%	109,743	134,119	22%
FRE Margin (%)	54.8%	54.1%	52.3%		52.2%	52.9%
Net revenue from performance fees	3,660	464	1,983	(46)%	3,459	4,982	44%
Realized performance fees	5,343	464	3,025	(43)%	7,077	6,024	(15)%
Unrealized performance fees	(1,683)	–	(1,042)	(38)%	(3,618)	(1,042)	(71)%
Performance based compensation	(1,459)	(205)	(970)	(34)%	(1,389)	(2,296)	65%
PERFORMANCE RELATED EARNINGS (PRE)	2,201	259	1,014	(54)%	2,070	2,686	30%
PRE Margin (%)	60.1%	55.8%	51.1%		59.8%	53.9%
(-) Unrealized performance fees	1,683	–	1,042	(38)%	3,618	1,042	(71)%
(+) Unrealized performance compensation	(593)	–	(369)	(38)%	(1,278)	(369)	(71)%
(+) Realized GP investment income	7,462	4,699	4,451	(40)%	20,171	19,210	(5)%
SEGMENT DISTRIBUTABLE EARNINGS	44,418	42,059	41,689	(6)%	134,324	156,689	17%
Segment DE Margin (%)	59.8%	57.0%	55.2%		56.6%	56.2%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	28,685	30,347	32,956	15%	28,685	32,956	15%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	25,259	27,060	29,706	18%	25,259	29,706	18%
AVERAGE MANAGEMENT FEE RATE (%)	0.90%	0.98%	0.89%		0.89%	0.90%

Fee related earnings (FRE) of R$35.6 million for the quarter ended December 29, 2023, up 6% year-over-year, a result of the strong fundraising in the segment during 2023 combined with catch-up fees for VCP IV and VICC, that closed additional capital subscriptions this quarter. FRE was R$134.1 million for the full year ended December 29, 2023, an increase of 22% when compared to the full year ended December 30, 2022.

Segment Distributable Earnings of R$41.7 million for the quarter ended December 29, 2023, down 6% when compared to the quarter ended December 30, 2022, driven mostly by a realization in the 4Q’22, that boosted the GP Investment income. Segment DE was R$156.7 million in the full year ended December 29, 2023, up 17% when compared to the full year ended December 30, 2022, boosted by growth in FRE.

AUM of R$33.0 billion at the end of the fourth quarter, a 15% year-over-year increase propelled by robust fundraising across Infrastructure, Real Estate and Private Equity. In the latter part of the year, our Real Estate team concluded a R$875 million follow-on offering for VISC, and our Infrastructure team closed the mandate to manage the Sustainable Regional Development Fund, activating close to R$1 billion in AUM. Both will start to positively impact revenues from the 1Q’24 onwards.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Products and Solutions

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
Net revenue from management fees	20,119	17,435	16,448	(18)%	83,114	70,462	(15)%
Net revenue from advisory fees	7	8	8	11%	28	31	10%
Total Fee Related Revenues	20,126	17,443	16,456	(18)%	83,142	70,493	(15)%
Segment personnel expenses	(987)	(1,397)	(1,400)	42%	(4,967)	(5,526)	11%
Other G&A expenses	(992)	(611)	(1,436)	45%	(2,664)	(3,489)	31%
Corporate center expenses	(4,310)	(3,794)	(3,346)	(22)%	(18,162)	(15,386)	(15)%
Bonus compensation related to management and advisory	(4,184)	(3,645)	(2,940)	(30)%	(16,021)	(13,995)	(13)%
Total Fee Related Expenses	(10,473)	(9,447)	(9,123)	(13)%	(41,815)	(38,397)	(8)%
FEE RELATED EARNINGS (FRE)	9,653	7,996	7,333	(24)%	41,328	32,096	(22)%
FRE Margin (%)	48.0%	45.8%	44.6%		49.7%	45.5%
Net revenue from performance fees	961	13	1,976	106%	3,156	4,268	35%
Realized performance fees	961	13	1,976	106%	3,156	4,268	35%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(338)	(6)	(988)	192%	(1,480)	(2,055)	39%
PERFORMANCE RELATED EARNINGS (PRE)	623	6	988	59%	1,676	2,213	32%
PRE Margin (%)	64.8%	50.0%	50.0%		53.1%	51.8%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,276	8,003	8,320	(19)%	43,003	34,309	(20)%
Segment DE Margin (%)	48.7%	45.8%	45.1%		49.8%	45.9%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	24,187	23,560	23,150	(4)%	24,187	23,150	(4)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	24,085	23,458	23,044	(4)%	24,085	23,044	(4)%
AVERAGE MANAGEMENT FEE RATE (%)	0.36%	0.33%	0.31%		0.37%	0.33%

Fee related earnings (FRE) of R$7.3 million for the quarter ended December 29, 2023, down 24% year-over-year. This decline resulted from a shift in the AUM mix within the IP&S segment, that has experienced redemptions specially within our pension funds strategy, which carries higher fees. The Separate Mandates strategy, that carries lower fees, has been gaining relevance, contributing to the decrease in the average management fee rate. FRE was R$32.1 million in the full year ended December 29, 2023, a decrease of 22% when compared to the full year ended December 30, 2022.

Performance related earnings (PRE) of R$0.9 million for the quarter ended December 29, 2023, up 59% year-over-year. PRE was R$2.2 million in the full year ended December 29, 2023, an increase of 32% when compared to the full year ended December 30, 2022.

Segment Distributable Earnings of R$8.3 million for the quarter ended December 29, 2023, down 19% year-over-year. Segment DE was R$34.3 million in the full year ended December 29, 2023, a decrease of 20% when compared to the full year ended December 30, 2022, that posted higher contribution from FRE.

AUM of R$23.1 billion, down 4% year-over-year.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Liquid Strategies

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
Net revenue from management fees	19,823	18,950	17,046	(14)%	81,325	71,780	(12)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	19,823	18,950	17,046	(14)%	81,325	71,780	(12)%
Segment personnel expenses	(1,320)	(1,328)	(1,276)	(3)%	(5,496)	(5,540)	1%
Other G&A expenses	(1,189)	(867)	(694)	(42)%	(3,654)	(3,131)	(14)%
Corporate center expenses	(4,247)	(4,123)	(3,468)	(18)%	(17,685)	(15,660)	(11)%
Bonus compensation related to management and advisory	(4,227)	(3,431)	(2,868)	(32)%	(16,232)	(13,013)	(20)%
Total Fee Related Expenses	(10,983)	(9,749)	(8,306)	(24)%	(43,068)	(37,345)	(13)%
FEE RELATED EARNINGS (FRE)	8,840	9,202	8,740	(1)%	38,258	34,436	(10)%
FRE Margin (%)	44.6%	48.6%	51.3%		47.0%	48.0%
Net revenue from performance fees	2,937	1,582	2,509	(15)%	7,986	12,005	50%
Realized performance fees	2,937	1,582	2,509	(15)%	7,986	12,005	50%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(1,761)	(713)	(1,657)	(6)%	(3,685)	(6,290)	71%
PERFORMANCE RELATED EARNINGS (PRE)	1,176	869	852	(28)%	4,301	5,715	33%
PRE Margin (%)	40.0%	54.9%	34.0%		53.9%	47.6%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,016	10,070	9,592	(4)%	42,559	40,151	(6)%
Segment DE Margin (%)	44.0%	49.0%	49.1%		47.7%	47.9%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	10,209	11,288	12,332	21%	10,209	12,332	21%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	10,053	11,089	12,129	21%	10,053	12,129	21%
AVERAGE MANAGEMENT FEE RATE (%)	0.81%	0.71%	0.62%		0.79%	0.70%

Fee related earnings (FRE) of R$8.7 million for the quarter ended December 29, 2023, down 1% year-over-year. FRE was R$34.4 million in the full year ended December 29, 2023, a decrease of 10% when compared to the full year ended December 30, 2022.

Performance related earnings (PRE) of R$0.9 million for the quarter ended December 29, 2023, down 28% year-over-year. PRE was R$5.7 million in the full year ended December 29, 2023, an increase of 33% when compared to the full year ended December 30, 2022.

Segment Distributable Earnings of R$9.6 million for the quarter ended December 29, 2023, down 4% year-over-year. Segment DE was R$40.2 million in the full year ended December 29, 2023, a decrease of 6% when compared to the full year ended December 30, 2022, as consequence of reduction in contributions from FRE.

AUM was R$12.3 billion at the end of the fourth quarter, up 21% year-over-year.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Corporate Advisory

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	2,630	2,000	17,343	559%	18,908	37,297	97%
Total Fee Related Revenues	2,630	2,000	17,343	559%	18,908	37,297	97%
Segment personnel expenses	(472)	(491)	(574)	21%	(2,009)	(2,061)	3%
Other G&A expenses	(87)	(229)	(723)	733%	(543)	(1,267)	133%
Corporate center expenses	(1,130)	(1,206)	(1,075)	(5)%	(4,256)	(4,531)	6%
Bonus compensation related to management and advisory	(302)	(623)	(5,598)	1,752%	(3,889)	(11,979)	208%
Total Fee Related Expenses	(1,991)	(2,548)	(7,970)	300%	(10,697)	(19,838)	85%
FEE RELATED EARNINGS (FRE)	639	(548)	9,373	1,366%	8,211	17,458	113%
FRE Margin (%)	24.3%	N/A	54.0%		43.4%	46.8%
SEGMENT DISTRIBUTABLE EARNINGS	639	(548)	9,373	1,366%	8,211	17,458	113%
Segment DE Margin (%)	24.3%	N/A	54.0%		43.4%	46.8%

Fee related earnings (FRE) of R$9.4 million for the quarter ended December 29, 2023. FRE was R$17.5 million in the full year ended December 29, 2023, an increase of 113% when compared to the full year ended December 30, 2022.

Segment Distributable Earnings in the full year ended December 29, 2023, were R$17.5 million, an increase of 113% year-over-year when compared to the full year ended December 30, 2022.

Solid results posted in the latter part of 2023 are a combination of the declining interest rate trend, enhancing liquidity and allowing increased M&A opportunities, alongside a broader sector diversification, which is helping to dilute risk across different economic cycles and asset profiles.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Retirement Services

(R$ thousands, unless mentioned)/	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
Net revenue from management fees	–	38	119	N/A	–	166	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	38	119	N/A	–	166	N/A
Segment personnel expenses	(334)	(582)	(596)	78%	(1,125)	(2,029)	80%
Other G&A expenses	(515)	(815)	(1,341)	161%	(1,613)	(3,344)	107%
Corporate center expenses	(115)	(121)	(107)	(7)%	(207)	(455)	120%
Bonus compensation related to management and advisory	(513)	(939)	(1,773)	246%	(3,027)	(4,013)	33%
Total Fee Related Expenses	(1,476)	(2,456)	(3,818)	159%	(5,972)	(9,841)	65%
FEE RELATED EARNINGS (FRE)	(1,476)	(2,418)	(3,699)	151%	(5,972)	(9,675)	62%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,476)	(2,418)	(3,699)	151%	(5,972)	(9,675)	62%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	37	88	N/A	–	88	N/A
AVERAGE MANAGEMENT FEE RATE (%)	–	0.60%	0.72%	N/A	–	0.72%	N/A

Fee Related Earnings (FRE) of negative R$3.7 million for the quarter ended December 29, 2023. FRE was negative R$9.7 million in the full year ended December 29, 2023.

VRS started to contribute to AUM numbers and management fee revenues in the 2Q’23.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Statement

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	∆ YoY (%)	FY'22	FY'23	∆ YoY (%)
REVENUES
Net revenue from management fees	99,640	104,745	99,976	0%	371,501	393,367	6%
Net revenue from performance fees	7,558	2,058	6,468	(14)%	14,600	21,254	46%
Realized performance fees	9,241	2,058	7,510	(19)%	18,218	22,296	22%
Unrealized performance fees	(1,683)	–	(1,042)	(38)%	(3,618)	(1,042)	(71)%
Net revenue from advisory	4,394	2,283	18,998	332%	21,994	39,799	81%
Total net revenues from services rendered	111,592	109,086	125,442	12%	408,095	454,420	11%
EXPENSES
Bonus related to management and advisory	(18,981)	(18,746)	(26,143)	38%	(73,318)	(84,000)	15%
Performance based compensation	(3,558)	(925)	(3,614)	2%	(6,554)	(10,640)	62%
Realized	(4,151)	(925)	(3,983)	(4)%	(7,833)	(11,009)	41%
Unrealized	593	–	369	(38)%	1,278	369	(71)%
Total compensation and benefitsxii	(22,539)	(19,671)	(29,757)	32%	(79,871)	(94,640)	18%
Segment personnel expenses	(6,163)	(7,483)	(7,462)	21%	(25,454)	(29,686)	17%
Other general and administrative expenses	(4,977)	(5,356)	(6,573)	32%	(18,383)	(20,423)	11%
Corporate center expenses	(22,592)	(24,110)	(21,499)	(5)%	(84,770)	(90,625)	7%
Total expenses	(56,271)	(56,620)	(65,291)	16%	(208,479)	(235,373)	13%
Operating profit	55,321	52,466	60,151	9%	199,616	219,047	10%
OTHER ITEMS
GP Investment income	8,011	(3,347)	14,914	86%	6,304	26,018	313%
Realized gain from GP investment income	7,462	4,699	4,451	(40)%	20,171	19,210	(5)%
Unrealized gain from GP investment income	549	(8,046)	10,463	1,806%	(13,867)	6,808	N/A
Financial income	10,268	12,027	22,046	115%	87,870	84,345	(4)%
Realized gain from financial income	10,235	12,027	22,046	115%	86,958	84,345	(3)%
Unrealized gain from financial income	33	(0)	–	N/A	912	(0)	N/A
Leasing expenses	(2,190)	(2,394)	(2,267)	4%	(9,359)	(9,809)	5%
Other itemsxiii	10,434	(11,442)	(10,461)	N/A	8,253	(33,325)	N/A
Share Based Plan	(5,463)	(5,118)	(4,249)	(22)%	(14,276)	(14,967)	5%
Non-operational expenses	–	–	(1,924)	N/A	(6,594)	(1,924)	(71)%
Total Other Items	21,060	(10,274)	18,059	(14)%	72,198	50,338	(30)%
Profit before income taxes	76,381	42,192	78,210	2%	271,813	269,385	(1)%
(-) Income taxes	(17,891)	(10,375)	(14,826)	(17)%	(52,413)	(49,926)	(5)%
NET INCOME	58,490	31,817	63,384	8%	219,401	219,459	0%
(+) Non-operational expenses including income tax related to realized expense	–	–	1,631	N/A	5,425	1,631	(70)%
(-) Contingent consideration adjustment related to acquisitionsxiv	(9,221)	5,655	2,691	N/A	(9,221)	10,476	N/A
ADJUSTED NET INCOME	49,269	37,472	67,706	37%	215,604	231,566	7%

Total net revenues from services rendered of R$125.4 million for the quarter ended December 29, 2023, up 12% year-over-year. This growth was driven by stronger advisory fees in the period. Net revenues for the full year ended December 29, 2023, were R$454.4 million, representing a 11% increase when compared to the full year ended December 30, 2022.

•	Management fee revenues of R$100.0 million for the quarter ended December 29, 2023, flat year-over-year, while private markets revenues grew, both liquid strategies and IP&S suffered headwinds caused by tougher macro conditions. Management fees of R$393.4 million in the full year ended December 29, 2023, up 6% when compared to the full year ended December 30, 2022.

•	Performance fee revenues of R$6.5 million for the quarter ended December 29, 2023, down 14% year-over-year. Performance fee revenues of R$21.3 for the full year ended December 29, 2023, an increase of 46% when compared to the full year ended December 30, 2022.

•	Advisory fee revenues of R$19.0 million for the quarter ended December 29, 2023, compared to R$4.4 million for the quarter ended December 30, 2022, an increase of 332% year-over-year. Advisory revenues for the full year ended December 29, 2023, were R$39.8 million, up 81% when compared to the full year ended December 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Total expenses for the quarter ended December 29, 2023, of R$65.3 million, compared to R$56.3 million for the quarter ended December 30, 2022, an increase of 16% year-over-year. Disregarding bonus compensation, total expenses totaled R$35.5 million, up 5% year-over-year, following our cost efficiency orientation to contain expenses growth. Total expenses for the full year ended December 29, 2023, were R$235.7 million, up 13% when compared to the full year ended December 30, 2022.

•	Bonus related to management and advisory fees of R$26.1 million for the quarter ended December 29, 2023, compared to R$19.0 million for the quarter ended December 30, 2022, a 38% increase year-over-year. Bonus related to management and advisory was R$84.0 million for the full year ended December 29, 2023, up 15% year-over-year, when compared to the full year ended December 30, 2022.

•	Performance based compensation of R$3.6 million for the quarter ended December 29, 2023, compared to R$3.6 million for the quarter ended December 30, 2022, an increase of 2% year-over-year. Performance based compensation for the full year ended December 29, 2023, was R$10.6 million, an increase of 62% when compared to the full year ended December 30, 2022.

•	Segment personnel expensesxv of R$7.5 million for the quarter ended December 29, 2023, compared to R$6.2 million for the quarter ended December 30, 2022, an increase of 21% year-over-year. Segment personnel expenses for the full year ended December 29, 2023, was R$29.7 million, up 17% when compared to the full year ended December 30, 2022.

•	Corporate center expensesxvi of R$21.5 million for the quarter ended December 29, 2023, compared to R$22.6 million for the quarter ended December 30, 2022, a decrease of 5% year-over-year. Corporate center expenses for the full year ended December 29, 2023, were R$90.6 million, up 7% year-over-year, when compared to the full year ended December 30, 2022.

•	Other general and administrative expensesxvii of R$6.6 million for the quarter ended December 29, 2023, compared to R$5.0 million for the quarter ended December 30, 2022, an increase of 32% year-over-year. Other G&A expenses for the full year ended December 29, 2023, were R$20.4 million, up 11% when compared to the full year ended December 30, 2022.

Operating Profit of R$60.2 million for the quarter ended December 29, 2023, compared to R$55.3 million for the quarter ended December 30, 2022, an increase of 9% year-over-year. Operating profit for the full year ended December 29, 2023, was R$219.0 million, up 10% when compared to the full year ended December 30, 2022.

GP Investment incomexviii, a result of the company’s GP investments in its proprietary private market funds, was R$14.9 million for the quarter ended December 29, 2023, compared to R$8.0 million for the quarter ended December 30,

2022, following the appreciation of our proprietary position in private markets funds, a result of mark-to-market appreciation of REITs and annual mark-up of closed-end funds. Investment income for the full year ended December 29, 2023, was R$26.0 million compared to R$6.3 million for the full year ended December 30, 2022.

Financial Incomexix of R$22.0 million for the quarter ended December 29, 2023, compared to R$10.3 million for the quarter ended December 30, 2022. Financial income for the full year ended December 29, 2023, was R$84.3 million, down 4% when compared to the full year ended December 30, 2022.

Leasing Expensesxx of R$2.3 million for the quarter ended December 29, 2023, compared to R$2.2 million for the quarter ended December 30, 2022, up 4% year-over-year.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Other Items of negative R$10.5 million for the quarter ended December 29, 2023. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares investment.

Share Based Plan expensesxxi of R$4.2 million for the quarter ended December 29, 2023. In the full year ended December 29, 2023, share based plan expenses accounted for R$15.0 million.

Profit before income taxes of R$78.2 million for the quarter ended December 29, 2023, compared to R$76.4 million for the quarter ended December 30, 2022, an increase of 2% year-over-year. Profit before income taxes for the full year ended December 29, 2023, was R$269.4 million, a decrease of 1% when compared to the full year ended December 30, 2022.

Income Taxesxxii of R$14.8 million for the quarter ended December 29, 2023, which represented an effective tax rate for the quarter of 19%, compared to R$17.9 million for the quarter ended December 30, 2022, which represented an effective tax rate of 23%, representing a decrease of 4.5 percentage points year-over-year.

Non-operational expenses of R$1.9 million for the quarter ended December 29, 2023. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of R$2.7 million for the quarter ended December 29, 2023. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$67.7 million for the quarter ended December 29, 2023, compared to R$49.3 million for the quarter ended December 30, 2022, an increase of 37% year-over-year. Adjusted Net Income was R$231.6 million for the full year ended December 29, 2023, up 7% when compared to the full year ended December 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Supplement Details

Assets Under Management (AUM)xxiii Rollforward – R$ millions

For the Three Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,971	8,445	23,560	2,731	6,220	5,335	2,843	37	2,091	65,231
(+/-) Capital Subscription / (capital return)	76	–	–	1,145	752	(39)	–	–	(75)	1,859
(+) Capital Subscription	266	–	–	1,165	875	–	–	–	0	2,306
(-) Capital Return	(190)	–	–	(21)	(123)	(39)	–	–	(75)	(447)
(+/-) Net Inflow / (outflow)	–	(46)	(1,104)	–	5	(65)	(166)	48	–	(1,328)
(+/-) Appreciation / (depreciation)	546	1,139	694	67	72	176	118	2	(52)	2,762
Ending Balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525

For the Twelve months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	–	2,144	63,081
(+/-) Capital Subscription / (capital return)	827	–	55	1,658	727	(283)	–	–	(333)	2,650
(+) Capital Subscription	1,188	–	55	1,781	1,180	–	–	–	3	4,207
(-) Capital Return	(361)	–	–	(124)	(453)	(283)	–	–	(336)	(1,557)
(+/-) Net Inflow / (outflow)	–	164	(2,829)	–	(51)	167	(389)	85	–	(2,854)
(+/-) Appreciation / (depreciation)	(15)	1,976	1,736	230	725	468	372	3	153	5,647
Ending Balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	nfrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,733	8,395	23,458	2,682	6,220	5,335	2,694	37	2,091	61,644
(+/-) Capital Subscription / (capital return)	96	–	–	1,145	752	(39)	–	–	(75)	1,879
(+) Capital Subscription	216	–	–	1,165	875	–	–	–	0	2,256
(-) Capital Return	(119)	–	–	(21)	(123)	(39)	–	–	(75)	(377)
(+/-) Net Inflow / (outflow)	–	(46)	(1,097)	–	5	(65)	(166)	48	–	(1,321)
(+/-) Appreciation / (depreciation)	563	1,138	694	67	72	176	114	2	(52)	2,775
Ending Balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977

For the Twelve months Ended December 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	–	2,144	59,397
(+/-) Capital Subscription / (capital return)	822	–	55	1,658	727	(283)	–	–	(333)	2,646
(+) Capital Subscription	1,138	–	55	1,781	1,180	–	–	–	3	4,157
(-) Capital Return	(315)	–	–	(124)	(453)	(283)	–	–	(336)	(1,512)
(+/-) Net Inflow / (outflow)	–	171	(2,766)	–	(51)	167	(431)	85	–	(2,826)
(+/-) Appreciation / (depreciation)	162	1,982	1,682	233	725	468	354	3	153	5,761
Ending Balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977

Accrued Performance Fees – Private Market Funds

(R$ mm)	3Q’23	Unrealized Performance Fees	Realized Distributions	4Q’23
Private Equity	184.8	71.1	-	255.9
Infrastructure	16.1	6.4	-	22.5
Total	201.0	77.6	-	278.6

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$14.4 million as of the end of the fourth quarter of 2023 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$255.9 million and for the Infrastructure fund VIAS of R$8.1 million as of the end of the fourth quarter of 2023 have not been booked as unrealized performance fees in the company´s balance sheet.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – IP&S, Liquid Strategies, Private Credit and Listed REIT

Fund	Segment	NAVxxiv (R$ millions)	4Q23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	290.3	2.8%	12.6%	12.6%	25.9%	CDIxxv	CDI
Atlas Strategyxxvi	Hedge Funds	383.5	3.4%	9.2%	9.2%	18.3%	CDI	CDI
Total Return Strategyxxvii	Hedge Funds	367.3	11.2%	26.7%	26.7%	30.6%	IPCAxxviii+ Yield IMA-Bxxix	IPCA + Yield IMA-B
Mosaico Strategyxxx	Public Equities	988.2	12.3%	24.1%	24.1%	18.4%	IBOVxxxi	IBOV
Vinci Gas Dividendos FIA	Public Equities	603.3	14.1%	20.8%	20.8%	30.4%	IBOV	IBOV
Valorem Strategyxxxii	IP&S	1,588.0	2.6%	11.8%	11.8%	22.8%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxiii	IP&S	2,305.6	2.4%	11.4%	11.4%	21.5%	IPCA	-
Vinci Retorno Real FIM	IP&S	187.7	3.3%	12.1%	12.1%	27.8%	IMA-B	IMA-B
Vinci Crédito Imobiliário I	Private Credit	113.9	2.4%	11.3%	11.3%	24.9%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Private Credit	831.4	4.4%	16.0%	16.0%	26.3%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Private Credit	110.4	3.5%	12.9%	12.9%	28.6%	CDI	CDI
Vinci Energia Sustentável	Private Credit	606.5	3.8%	14.2%	14.2%	21.2%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Private Credit	365.5	3.8%	10.9%	10.9%	22.6%	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	2,609.4	7.6%	29.1%	29.1%	44.0%	IFIXxxxiv	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,479.2	(5.4)%	7.8%	7.8%	10.9%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	125.6	(7.9)%	(12.5)%	(12.5)%	(20.0)%	IFIX	IPCA + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	66.6	1.6%	32.2%	32.2%	33.7%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	213.6	1.8%	13.2%	13.2%	28.8%	IFIX	IPCA + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	147.8	3.6%	6.7%	6.7%	7.6%	IFIX	IPCA + Xxxxv%
VICA11	Real Estate / Private Credit (REIT)	374.7	(0.2)%	(0.2)%	(0.2)%	1.3%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	71.7	2.9%	19.4%	19.4%	26.5%	IFIX	IFIX
VIGT11	Infrastructure (listed)	669.3	5.6%	25.9%	25.9%	27.3%	-	-

Benchmark	4Q23	YTD	12 M	24 M
IBOV	15.1%	22.3%	22.3%	28.0%
CDI	2.8%	13.0%	13.0%	27.0%
IMA-B 5	3.0%	12.1%	12.1%	23.1%
IPCA + Yield IMA-B	2.3%	10.7%	10.7%	24.4%
IPCA	1.1%	4.6%	4.6%	10.7%
IFIX	2.9%	15.5%	15.5%	18.1%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – Closed End Private Markets fundsxxxvi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxvii (BRL)	Gross MOIC (USD)	Gross IRRxxxviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,935	2,259	4,194	2.0x	1.1x	10.4%	1.6%
VCP III	Private Equity	2018	4,000	2,316	54	4,373	4,427	1.8x	1.8x	33.7%	30.5%
VCP IV	Private Equity	2022	2,205	–	–	–	–	–	–	–	–
VCP Strategyxxxix	Private Equity		9,820	5,585	7,053	6,770	13,823	2.4x	2.2x	64.6%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	18.6%	11.9%
VIR IV	Private Equity	2020	1,000	403	154	379	533	1.3x	1.4x	25.5%	30.7%
VIR Strategyxl	Private Equity		1,276	550	272	524	796	1.4x	1.5x	21.7%	27.9%
SPS I	Vinci SPS	2018	128	191	207	126	333	1.7x	1.6x	26.0%	20.1%
SPS II	Vinci SPS	2020	671	1,004	759	702	1,460	1.5x	1.5x	24.4%	28.0%
SPS III	Vinci SPS	2021	1,070	692	131	739	870	1.3x	1.5x	30.2%	38.6%
SPS Strategyxli	Vinci SPS		1,869	1,887	1,097	1,567	2,664	1.4x	1.5x	25.7%	27.6%
FIP Transmissãoxlii	Infrastructure	2017	211	104	261	115	376	3.6x	2.7x	59.0%	43.9%
VIASxliii	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	17.8%	19.4%
VICCxliv	Infrastructure	2023	1,500	–	–	–	–	–	–	–	–
VFDLxlv	Real Estate	2021	422	221	8	264	272	1.2x	1.3x	21.4%	26.9%
Vinci Credit Infraxlvi	Private Credit	2022	1,400	438	–	448	448	1.1x	1.1x	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22	4Q’22
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792
Distributable Earnings (US$)xlvii	19,397	11,377	13,637	10,615	11,795	14,281	10,618
DE per Common Share (US$)xlviii	0.34	0.20	0.24	0.19	0.21	0.26	0.19
Actual Dividend per Common Sharexlix	0.30	0.16	0.20	0.17	0.17	0.20	0.17
Record Date	Sep 01, 2021	Dec 01, 2021	Mar 10, 2022	May 24, 2022	Aug 25, 2022	Nov 23, 2022	Mar 01, 2023
Payable Date	Sep 16, 2021	Dec 16, 2021	Mar 24, 2022	Jun 08, 2022	Sep 09,2022	Dec 08, 2022	Mar 15, 2023

($ in thousands)	1Q’23	2Q'23	3Q’23	4Q’23
Distributable Earnings (R$)	60,006	70,369	51,820	62,010
Distributable Earnings (US$)	11,994	14,290	10,647	12,500
DE per Common Share (US$)[l]	0.22	0.26	0.20	0.23
Actual Dividend per Common Share	0.16	0.20	0.17	0.20
Record Date	May 25, 2023	Aug 24, 2023	Nov 22, 2023	Feb 22, 2024
Payable Date	Jun 09, 2023	Sep 08, 2023	Dec 07, 2023	Mar 07, 2024

Vinci Partners generated R$1.15 or US$0.23 of Distributable Earnings per common share for the fourth quarter of 2023. The company declared a quarterly dividend of US$0.20 per common share to record holders as of February 22, 2024; payable on March 07, 2024.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22	2Q'22	3Q'22	4Q'22	1Q23	2Q’23	3Q'23	4Q’23
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Ali	42,447,349	42,270,694	42,097,179	41,689,338	41,363,077	41,112,717	40,892,619	40,614,497	40,247,461	39,730,720	39,405,827	39,312,578
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858	55,080,736	54,713,700	54,196,959	53,872,066	53,778,817

Common Shares Outstanding as of quarter end of 53,778,817 shares.

•	Repurchased 93,249 common shares in the quarter, with an average share price of US$10.5.

•	Repurchased 3,557,004 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7.

•	The share repurchase plan limit was reached in the fourth quarter, concluding the third buyback program.

•	A new share repurchase plan was approved on February 07, 2024, to buy back up to R$60.0 million of the company’s outstanding shares.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund sdc	Segment	4Q23 Commitments	Total Capital Committed	4Q23 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (4Q23)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
sdcNordeste III	Private Equity	–	5.0	0.0	3.2	–	1.6	2.9
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.3
VIR IV	Private Equity	–	11.1	–	5.4	–	1.7	4.7
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[i]	Infrastructure	–	29.5	–	8.9	–	20.9	10.3
FIP Infra Transmissão[ii]	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	10.5
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	7.1	46.0	–	–	52.8
VIUR	Real Estate	–	67.3	–	67.3	1.5	14.8	53.9
VINO	Real Estate	–	50.0	–	50.0	0.8	6.7	34.6
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	22.0
VCS (VCRI)	Real Estate / Private Credit	–	80.0	–	80.0	1.9	18.4	70.0
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Private Credit	–	23.0	–	23.0	0.8	4.2	22.8
Vinci Crédito Infra Institucional	Private Credit	–	100.0	8.0	44.2	–	–	46.8
VSP FIM	IP&S	–	50.0	3.5	12.4	–	–	12.9
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	–	24.8
Total		–	1,067.8	18.6	437.3	5.0	75.5	427.0

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'22	3Q'23	4Q'23	FY'22	FY'23

OPERATING PROFIT	55,321	52,466	60,151	199,616	219,047
(-) Net revenue from realized performance fees	(9,241)	(2,058)	(7,510)	(18,218)	(22,296)
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Compensation allocated in relation to performance fees	3,558	925	3,614	6,554	10,640
FEE RELATED EARNINGS (FRE)	51,321	51,333	57,297	191,570	208,433

OPERATING PROFIT	55,321	52,466	60,151	199,616	219,047
(-) Net revenue from management fees	(99,640)	(104,745)	(99,976)	(371,501)	(393,367)
(-) Net revenue from advisory	(4,394)	(2,283)	(18,998)	(21,994)	(39,799)
(+) Bonus related to management and advisory	18,981	18,746	26,143	73,318	84,000
(+) Personnel expenses	6,163	7,483	7,462	25,454	29,686
(+) Other general and administrative expenses	4,977	5,356	6,573	18,383	20,423
(+) Corporate center expenses	22,592	24,110	21,499	84,770	90,625
PERFORMANCE RELATED EARNINGS (PRE)	4,000	1,133	2,854	8,046	10,614

OPERATING PROFIT	55,321	52,466	60,151	199,616	219,047
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Compensation allocated in relation to unrealized performance fees	(593)	–	(369)	(1,278)	(369)
(+) Realized gain from GP investment income	7,462	4,699	4,451	20,171	19,210
SEGMENT DISTRIBUTABLE EARNINGS	63,873	57,165	65,275	222,127	238,930

NET INCOME	58,490	31,817	63,384	219,401	219,459
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
(+) Income tax from unrealized performance fees	(194)	–	(120)	(417)	(120)
(+) Compensation allocated in relation to unrealized performance fees	(593)	–	(369)	(1,278)	(369)
(-) Unrealized gain from GP investment income	(549)	8,046	(10,463)	13,867	(6,808)
(+) Income tax on unrealized gain from GP investment income	(321)	46	119	(369)	175
(-) Unrealized gain from financial income	(33)	0	(0)	(912)	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	(9,221)	5,655	2,691	(9,221)	10,476
(+) Depreciation and amortization³	1,803	1,646	1,858	4,986	7,310
(+) Share Based Plan	5,463	5,058	4,188	14,276	13,601
(-) Income Taxes on Share Based Plan	(736)	(448)	(320)	(1,628)	(561)
(+) Non-operational expenses including income tax related to realized expense	–	–	1,631	5,425	1,631
ADJUSTED DISTRIBUTABLE EARNINGS	55,792	51,820	63,641	247,749	245,836

TOTAL NET REVENUE FROM SERVICES RENDERED	111,592	109,086	125,442	408,095	454,420
(-) Net revenue from realized performance fees	(9,241)	(2,058)	(7,510)	(18,218)	(22,296)
(-) Net revenue from unrealized performance fees	1,683	–	1,042	3,618	1,042
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	104,034	107,028	118,974	393,495	433,166

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	4Q'22	4Q'23	FY'22	FY'23
Profit (loss) before income taxes	76,381	78,210	271,814	269,385
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(25,970)	(26,591)	(92,417)	(91,591)
Reconciliation adjustments:
Expenses not deductible	(159)	(274)	(214)	(880)
Tax benefits	185	17	282	190
Share based payments	(70)	(187)	(297)	(516)
Tax loss	-	(2,055)	-	(2,055)
Effect of presumed profit of subsidiaries¹ and offshore subsidiariesliv	8,097	14,263	40,220	44,833
Other additions (exclusions), net	26	1	13	93
Income taxes expenses	(17,891)	(14,826)	(52,413)	(49,926)
Current	(15,086)	(17,074)	(53,144)	(58,566)
Deferred	(2,805)	2,248	731	8,640
Effective tax rate	23%	19%	19%	19%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Balance Sheet Results

Assets	9/29/2023	12/29/2023
Current assets
Cash and cash equivalents	184,215	660,305
Cash and bank deposits	38,042	15,896
Financial instruments at fair value through profit or loss	146,173	173,300
Financial instruments at amortized cost	-	471,109
Financial instruments at fair value through profit or loss	1,131,389	1,168,355
Accounts receivable	66,456	101,523
Sub-leases receivable	4,071	4,071
Taxes recoverable	2,631	2,219
Other assets	19,163	19,109
Total current assets	1,407,925	1,955,582

Non-current assets
Financial instruments at fair value through profit or loss	6,776	7,146
Accounts receivable	35,227	16,638
Sub-leases receivable	2,352	1,467
Taxes recoverable	433	325
Deferred taxes	11,923	13,487
Other assets	633	19,427
	57,344	58,490

Property and equipment	13,116	12,591
Right of use - Leases	57,849	58,308
Intangible assets	206,035	214,748
Total non-current assets	334,344	344,137

Total Assets	1,742,269	2,299,719

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Liabilities and equity	9/29/2023	12/29/2023
Current liabilities
Trade payables	563	1,869
Deferred Revenue	12,498	–
Leases	24,381	24,381
Accounts payable	7,601	6,020
Labor and social security obligations	73,763	101,506
Loans and obligations	66,081	76,722
Taxes and contributions payable	18,880	24,853
Total current liabilities	203,767	235,351

Non-current liabilities
Accounts payable	–	–
Leases	50,035	48,431
Labor and social security obligations	4,439	5,357
Loans and Obligations	111,878	540,369
Deferred taxes	4,630	3,883
Retirement plans liabilities	34,701	85,554
	205,683	683,594

Total liabilities	409,450	918,945

Equity
Share capital	15	15
Additional paid-in capital	1,376,255	1,408,438
Treasury shares	(167,872)	(172,863)
Retained Earnings	91,815	111,444
Other reserves	30,001	31,876
	1,330,214	1,378,910

Non-controlling interests in the equity of subsidiaries	2,605	1,864

Total equity	1,332,819	1,380,774

Total liabilities and equity	1,742,269	2,299,719

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

ii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last three quarters.

iii Other financial results include financial income and expenses related to strategic transactions. Interest expenses related to Vinci SPS acquisition of R$3.7 million in the quarter and R$15.5 million for the full year 2023. Net financial expenses related to Ares´ investment income and coupon payment of its preferred shares of R$8.2 million in the quarter and R$8.2 million for the full year 2023.

iv Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income, less (h) contingent consideration (earn-out) gain or loss, plus (i) income taxes on contingent consideration, plus (j) Depreciation and Amortization, plus (k) Stock compensation plan, less (l) income taxes on stock compensation plan, plus (m) non-operational expenses including income tax related to realized expense.

v Non-operational expenses are composed by expenses related to professional services to matters related to acquisitions.

vi Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last three quarters.

vii Net revenue from Fund Management and Advisory is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

xi Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xiii “Other Items” comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

xiv “Contingent consideration adjustment related to acquisitions”, after-tax, reflects the change in the earn out’s fair value to be paid in 2027. On December 29, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

xv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xviii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xix “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xx “Leasing expenses” include costs from the company’s sub-leasing activities.

xxi “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxiii AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxiv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxv CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxvi Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

xxvii Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

xxviii IPCA is a broad consumer price index measured by the IBGE.

xxix IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxx Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

xxxi IBOV is the Brazilian stock market most relevant index.

xxxii Valorem Strategy includes the funds Valorem FIM and Valorem Advisory.

xxxiii Equilibrio Strategy comprises IP&S Family of pension plans.

xxxiv IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxv If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxvi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxix Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 3Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund, which are presented as of 4Q’23.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

xl Track record for VIR strategy is presented as of 3Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xli Track record for Vinci SPS strategy is presented as of 4Q’23.

xlii Track record for FIP Infra is presented as of 3Q’23.

xliii Track record for VIAS is presented as of 3Q’23.

xliv Total Commitments for VICC are presented as of 4Q’23.

xlv Track record for VFDL is presented as of 4Q’23.

xlvi Track record for Vinci Credit Infra is presented as of 4Q’23.

xlvii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.9608 as of February 07, 2024, when dividends were approved by our Board of Directors.

xlviii Per Share calculations are based on end of period Participating Common Shares.

xlix Actual dividends per common share are calculated considering the share count as of the applicable record date.

l Per Share calculations are based on end of period Participating Common Shares.

li As of December 29, 2023, Public Float was comprised of 12,510,083 Class A common shares.

lii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

liii The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

liv Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM